Millennium Group International Holding Limited

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

People’s Republic of China 325025

November 18, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Erin Donahue

Re:	Millennium Group International Holdings Ltd Registration Statement on Form F-1 Submitted October 28, 2022 CIK No. 0001903995

Dear Ms. Donahue:

This letter is in response to your letter on September 8, 2022, in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Millennium Group International Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on October 28, 2022. On the date hereof, the Company has submitted the first Amendment to Registration Statement on Form F-1. We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Form F-1 filed on October 28, 2022

General

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE: We respectfully advise the Staff that we have included a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly, and stated that such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, and make it difficult for prospective investors to assess the rapidly changing value of our ordinary shares on page 42 under “Risk Factors – Risks Related to this Offering and our Ordinary Shares – We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.”

2.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

RESPONSE: We respectfully advise the Staff that we have revised the cover page to state that if Nasdaq does not approve our application, we are not going to proceed with the offering. Therefore, the comment regarding the risk factor pertaining to liquidity and value of shares is not applicable.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ming Yan Lai
Ming Yan Lai
Chief Executive Officer and Director